UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

Templeton Global Income Fund

(Name of Issuer)

Common Shares, No par value

(Title of Class of Securities)

880198106

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880198106	SCHEDULE 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,525,790
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,525,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,525,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.68%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 8/29/2023.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 3 of 7

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 186,271
	8	SHARED VOTING POWER 31,525,790
	9	SOLE DISPOSITIVE POWER 186,271
	10	SHARED DISPOSITIVE POWER 31,525,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,712,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.86%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 8/29/2023.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 4 of 7

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 772
	8	SHARED VOTING POWER 31,525,790
	9	SOLE DISPOSITIVE POWER 772
	10	SHARED DISPOSITIVE POWER 31,525,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,526,562
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.68%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 8/29/2023.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 5 of 7

Item 1.	SECURITY AND ISSUER

This Amendment No. 23 amends and supplements the statement on Schedule 13D filed with the SEC on 11/18/20, as amended by Amendment No. 1 filed 12/9/20, Amendment No. 2 filed 12/16/20, Amendment No. 3 filed 12/28/20, Amendment No. 4 filed 12/29/20, Amendment No. 5 filed 1/14/21, Amendment No. 6 filed 1/29/21, Amendment No. 7 filed 5/12/21, Amendment No. 8 filed 7/9/21, Amendment No. 9 filed 7/27/21, Amendment No. 10 filed 8/10/21, Amendment No. 11 filed 11/29/21, Amendment No. 12 filed 12/16/21, Amendment No. 13 filed 12/28/21, Amendment No. 14 filed 6/7/22, Amendment No. 15 filed 7/14/22, Amendment No. 16 filed 8/23/22, Amendment No. 17 filed 9/21/22, Amendment No. 18 filed 11/7/22, Amendment No. 19 filed 12/30/22, Amendment No. 20 filed 6/9/23, Amendment No. 21 filed 6/21/23 and Amendment No. 22 filed 8/18/23; with respect to the common shares of Templeton Global Income Fund. This Amendment No. 23 amends Items 4 and 5 as set forth below.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On September 1, 2023 in connection with an expiration of a mandate, Saba Capital, on behalf of certain clients to which Saba Capital serves as investment manager, effected a pro-rata in-kind distribution of an aggregate 3,061,113 shares of Common Stock to certain limited partners and account holders for no consideration (the "Share Distribution").

On August 25, 2023, the Issuer announced that the Board selected, subject to shareholder approval, Saba Capital to serve as the new investment adviser of the Issuer pursuant to a new investment management agreement in place of the Issuer's current investment adviser, Franklin Advisers, Inc. The Issuer announced that it anticipates holding a special shareholder meeting asking shareholders to approve Saba Capital as the Issuer's new investment adviser in the early part of the fourth quarter.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 8/29/2023.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than the Share Distribution, there have been no transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 6 of 7

(e)	Not applicable.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 6, 2023

SABA CAPITAL MANAGEMENT, L.P.

By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC

By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN

By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823